UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 16/F., W668 Building

Nos. 668 Castle Peak Road

Cheung Sha Wan, Kowloon

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON MAY 3, 2018 AND MAY 7, 2018;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-224291) FILED WITH THE SEC ON APRIL 13, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-227597) FILED WITH THE SEC ON SEPTEMBER 28, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-229312) FILED WITH THE SEC ON JANUARY 18, 2019; AND

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-230524) FILED WITH THE SEC ON MARCH 27, 2019.

Item 1 – Information Contained in this Form 6-K Report

Holding Company Reorganization

Entry into Merger Agreement

On November 20, 2019, Seaspan Corporation (“Seaspan”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Atlas Corp., a wholly owned subsidiary of Seaspan (“Atlas”), and Seaspan Holdco V Ltd., a wholly owned subsidiary of Atlas (“Merger Sub”), in order to implement a reorganization of Seaspan’s corporate structure into a holding company structure, pursuant to which Seaspan will become a direct, wholly owned subsidiary of Atlas (the “holding company reorganization”).

Structure

Pursuant to the Merger Agreement, upon the satisfaction or waiver of the conditions precedent specified therein, at the effective time (the “Effective Time”) of the Merger (as defined below), Merger Sub will merge with and into Seaspan, with Seaspan continuing as the surviving corporation and a direct wholly owned subsidiary of Atlas (the

“Merger”). Upon the consummation of the Merger, all of the property, rights, privileges, agreements, powers and authority of Merger Sub will vest in Seaspan, all obligations and liabilities of Merger Sub will become the obligations and liabilities of Seaspan, as the surviving corporation, Merger Sub shares will be converted into Seaspan common shares, and Atlas will cancel Atlas common shares issued to Seaspan prior to the Merger.

Effect on Seaspan Common Shares, Seaspan Preferred Shares, Warrants and Equity Awards

At the Effective Time of the Merger, each outstanding Seaspan common share and Seaspan preferred share will be canceled. Seaspan, as the surviving corporation, will issue one new Seaspan common share to Atlas for each canceled Seaspan common share. In consideration of such issuance of shares of the surviving corporation to Atlas, Atlas will issue one Atlas common share to the holders of each canceled Seaspan common share. In addition, Seaspan, as the surviving corporation, will issue one new Seaspan common share to Atlas for each canceled Seaspan preferred share. In consideration of such issuance of shares of the surviving corporation to Atlas, Atlas will issue one Atlas preferred share of the corresponding series of preferred shares to the holders of each canceled Seaspan preferred share of the applicable series. Atlas will apply to list Atlas common shares and Atlas preferred shares on the NYSE upon the consummation of the Merger.

Atlas will assume all of Seaspan’s rights and obligations under the Warrant Agreement by and among Seaspan and the investors specified therein, dated as of July 16, 2018 (the “Warrant Agreement”), and each outstanding warrant issued pursuant to the Warrant Agreement. Accordingly, at the Effective Time, by virtue of the Merger, the reserve of Seaspan common shares issuable under each warrant will be converted on a one-share-for-one-share basis into Atlas common shares, and the terms and conditions of the Warrant Agreement and each outstanding warrant issued pursuant to the Warrant Agreement assumed by Atlas that are in effect immediately prior to the Merger will continue in full force and effect after the Merger, except that Seaspan common shares issuable under each such warrant will be Atlas common shares

Seaspan will transfer to Atlas, and Atlas will assume, sponsorship of all of Seaspan’s equity plans, and Atlas will agree to perform all obligations of Seaspan under such equity plans and each outstanding equity award granted thereunder. Accordingly, at the Effective Time, by virtue of the Merger, the reserve of Seaspan common shares under each equity plan will be converted on a one-share-for-one-share basis into Atlas common shares, and the terms and conditions that are in effect immediately prior to the Merger under each outstanding award assumed by Atlas will continue in full force and effect after the Merger, including the vesting schedule and applicable issuance dates, the per share exercise price, the expiration date and other applicable termination provisions, except that Seaspan common shares issuable under each such award will be Atlas common shares.

Governance

All members of the board of directors of Seaspan also serve as directors of Atlas, with Mr. David Sokol serving as Chairman of the Board of Directors of Atlas. Mr. Bing Chen serves as President and Chief Executive Officer and director of both Atlas and Seaspan, and Mr. Ryan Courson serves as Chief Financial Officer of both Atlas and Seaspan.

Articles of Incorporation and Bylaws of Atlas and Seaspan

Upon the consummation of the holding company reorganization, the Amended and Restated Articles of Incorporation and Amended and Restated Bylaws of Atlas that will be in effect will be substantially similar to the Seaspan Second Amended and Restated Articles of Incorporation (the “Seaspan articles of incorporation”) and Seaspan Second Amended and Restated Bylaws (“Seaspan bylaws”), except that the Atlas articles of incorporation (i) will not contain certain provisions of the Seaspan articles of incorporation that are no longer applicable and (ii) are proposed to include a provision stating that Atlas is not prohibited from engaging in a business combination with an interested shareholder (as defined in the Atlas articles of incorporation) if such interested shareholder is Dennis Washington, Copper Lion, Inc. or Fairfax Financial Holdings Limited or any of their affiliates (which is subject to the approval of holders of Seaspan common shares at the Special Meeting (as defined below) to reflect the current composition of top shareholders of Seaspan). In addition, the articles of incorporation and bylaws of Seaspan that will be in effect upon the consummation of the holding company reorganization will be the same as the Seaspan articles of incorporation and Seaspan bylaws immediately prior to consummation of the Merger Agreement.

Conditions to Completion of the Holding Company Reorganization

Unless another date and time is designated, completion of the holding company reorganization will occur on the second business day following satisfaction or, to the extent permitted by applicable law, waiver, of the following conditions:

•

The proposal to approve the Merger Agreement to be submitted to the vote of the holders of Seaspan common shares at a special meeting of shareholders (the “Special Meeting”) shall have been approved in accordance with Seaspan’s organizational documents, the Republic of the Marshall Islands Business Corporations Act and the rules and regulations of the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”), as applicable;

•	All consents required to be obtained from or made with any governmental authority in order to consummate the transactions contemplated by the Merger Agreement shall have been obtained or made;

•

All consents required to be obtained from or made with any third person (other than a governmental authority) in order to consummate the transactions contemplated by the Merger Agreement shall have been obtained or made;

•

No order by any governmental authority shall have been entered and shall continue to be in effect, and no law shall have been adopted or be effective, in each case that temporarily or permanently prohibits, enjoins or makes illegal the consummation of the Merger, and no action shall have been brought by any governmental authority and remain pending, that seeks an order that would prohibit, enjoin or make illegal the consummation of the Merger;

•

The registration statement on Form F-4, which includes the proxy statement/prospectus, that Atlas intends to file with the SEC in connection with the offer of Atlas common shares and Atlas preferred shares to holders of Seaspan common shares and Seaspan preferred shares, as well as the Special Meeting, shall have become effective under the Securities Act and shall not be the subject of any stop order suspending the effectiveness thereof or any proceedings seeking any such stop order; and

•	Atlas common shares and Atlas preferred shares shall have been approved for listing on the NYSE, subject to the completion of the Merger.

Termination of the Merger Agreement

Under the terms of the Merger Agreement, the Merger Agreement may be terminated and the holding company reorganization may be abandoned at any time prior to the Effective Time by action of the Seaspan board of directors. In the event of termination, the Merger Agreement will become void and have no effect, and neither Seaspan, Atlas, Merger Sub nor their respective shareholders, directors or officers shall have any liability with respect to such termination or abandonment. However, pursuant to the Acquisition Agreement (as defined below), the Merger Agreement cannot be terminated in any manner that would result in an adverse effect on any Seller in the Acquisition (as such terms are defined below under “APR Energy Acquisition—Entry into Acquisition Agreement”).

Amendments and Waivers

The Merger Agreement may be supplemented, amended or modified, whether before or after the adoption of the Merger Agreement by the holders of Seaspan common shares and/or the sole shareholder of Atlas or Merger Sub, by the mutual consent of Seaspan, Atlas and Merger Sub by action by their respective boards of directors; provided, however, that, no amendment will be effected subsequent to the adoption of the Merger Agreement by the sole shareholder of Atlas or Merger Sub or by the holders of Seaspan common shares that by law requires further approval or authorization by the sole shareholder of Atlas or Merger Sub or the holders of Seaspan common shares, as applicable, without such further approval or authorization. No amendment of any provision of the Merger Agreement will be valid unless it is in writing and signed by all of the parties. In addition, pursuant to the Acquisition Agreement, the Merger Agreement cannot be amended or modified in any manner that would result in an adverse effect on any Seller in the Acquisition.

Governing Law

The Merger Agreement is governed by the laws of the Republic of the Marshall Islands.

The Merger Agreement is filed as Exhibit 4.1 to this Report on Form 6-K and is incorporated herein by reference. The description of the Merger Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Merger Agreement.

Seaspan issued a press release announcing the proposed holding company reorganization on November 21, 2019, a copy of which is attached to this Form 6-K as Exhibit 99.1.

APR Energy Acquisition

Entry into Acquisition Agreement

On November 20, 2019, Seaspan and Atlas entered into an Acquisition Agreement (the “Acquisition Agreement”) with Fairfax Financial Holdings Limited and certain affiliated companies (together, “Fairfax”), Albright Capital Management LLC (“ACM”), certain other shareholders of Target (as hereinafter defined) (together with ACM and Fairfax, “Sellers”), Apple Bidco Limited (“Target”), and Fairfax Financial Holdings Limited, as representative of Sellers. Under the Acquisition Agreement, Atlas has agreed to acquire (the “Acquisition”) 100% of the share capital of Target, a company incorporated under the laws of England and Wales that holds 100% of the shares of APR Energy Ltd., which in turn owns directly and indirectly all of the subsidiaries engaged in the operation of the APR Business (collectively with Target, “APR Energy”) for a purchase price equal to US$750 million minus the amount of APR Energy’s net debt and certain seller expenses on the closing date, subject to certain other customary purchase price adjustments, to be paid in newly issued Atlas common shares valued at US$11.10 per share. The Atlas common shares to be issued to the Sellers will be issued pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act.

The Acquisition Agreement contains representations, warranties, covenants and indemnification provisions that are customary for transactions of this type. Consummation of the Acquisition is subject to completion of the holding company reorganization described above and to customary closing conditions, including, among others, receipt of consents required to be obtained or expiration of required waiting periods under applicable competition laws, In connection with the Acquisition Agreement, Seaspan secured a buyer-side representation and warranty insurance policy, and a portion of the Atlas common shares issuable in satisfaction of the purchase price will be held back by Atlas, and reserved for issuance, for the purpose of securing the obligations of Sellers under certain of the purchase price adjustment and indemnification provisions of the Acquisition Agreement.

The Acquisition Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Seaspan or APR Energy. The representations, warranties and covenants contained in the Acquisition Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Acquisition Agreement and may be subject to limitations agreed upon by the contracting parties, including qualification by confidential disclosures exchanged between the parties in connection with the execution of the Acquisition Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Acquisition Agreement instead of establishing these matters as facts, and may be subject to contractual standards of “materiality” and “material adverse effect” applicable to the contracting parties that differ from those applicable to investors or under applicable securities laws. Investors are not third party beneficiaries under the Acquisition Agreement and should not rely on the representations, warranties and covenants, or any descriptions thereof, as characterizations of the actual state of facts or condition of Seaspan or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Acquisition Agreement, which subsequent information may or may not be fully reflected in Seaspan’s or Atlas’s public disclosures.

The Acquisition Agreement is filed as Exhibit 4.2 to this Report on Form 6-K and is incorporated herein by reference. The description of the Acquisition Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Acquisition Agreement.

Seaspan issued a press release announcing the Acquisition on November 21, 2019, a copy of which is attached to this Form 6-K as Exhibit 99.1.

Registration Rights Agreement

The Acquisition Agreement provides that upon the consummation of the Acquisition Agreement, Atlas will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Sellers (including any shareholders of Target that become parties to the Acquisition Agreement by joinder agreement). The Registration Rights Agreement will provide that on or prior to 75 days after the completion of the Acquisition (the “Issue Date”), Atlas will file a registration statement covering the resale of the Atlas common shares issued or issuable to the Sellers pursuant to the Acquisition Agreement (the “Registrable Securities”).

The Registration Rights Agreement further will provide the Sellers with the right to demand that Atlas register the Registrable Securities in an underwritten offering, as well as the right to include the Registrable Securities in any underwritten offering of Atlas common shares initiated by Atlas or any other shareholder, subject to customary exceptions and limitations.

Atlas will be obligated to pay cash payments to the holders of Registrable Securities, as applicable, if, among other things, (a) it fails to comply with its obligations to register the Registrable Securities within the time period specified in the Registration Rights Agreement, or (b) the applicable registration statements cease to be effective or Atlas suspends use of such registration statements by the holders of Registrable Securities under certain circumstances and beyond permitted time periods. The Registration Rights Agreement provides that all registration expenses, including the reasonable fees and expenses of any counsel on behalf of the holders of the Registrable Securities, will be borne by Atlas.

Risks Related to the Holding Company Reorganization

The market price of Atlas common shares and Atlas preferred shares after the holding company reorganization may be affected by factors different from those affecting Seaspan common shares and Seaspan preferred shares currently.

Upon completion of the holding company reorganization, holders of Seaspan common shares will become holders of Atlas common shares, and holders of Seaspan preferred shares will become holders of Atlas preferred shares. Upon the consummation of the holding company reorganization, Atlas will be a holding company for Seaspan and its subsidiaries. Seaspan intends to implement the holding company reorganization to position the company to advance its objective of allocating capital selectively into synergistic opportunities in adjacent businesses (both horizontal and vertical) that create long-term shareholder value and provide strong risk-adjusted returns on capital. The business of Atlas will not be limited to that of Seaspan and, accordingly, the financial condition and results of operations of Atlas after the holding company reorganization, as well as the market price of the Atlas common shares and Atlas preferred shares, may be affected by factors different from those currently affecting the financial condition and results of operations of Seaspan.

After completion of the holding company reorganization, Atlas may fail to realize the anticipated benefits of the holding company reorganization, which could adversely affect the value of Atlas common shares and Atlas preferred shares.

Although we believe that the holding company reorganization will provide Atlas with future benefits, these expected benefits are not guaranteed and may not be obtained if market conditions or other circumstances prevent us from taking advantage of the investment, financing and structuring flexibility we expect to gain as a result of the holding company reorganization. The success of the holding company reorganization and the new corporate structure that will be created pursuant to such holding company reorganization will depend, in large part, on the ability of Atlas to realize the anticipated growth opportunities from the holding company reorganization and from the anticipated entry into new business lines outside of the current Seaspan business. The future acquisition and integration of new businesses into the Atlas holding company structure could require a significant amount of time, financial resources and management attention. The realization of the anticipated benefits of Atlas’ new corporate structure may be hindered, delayed or reduced as a result of many factors, some of which may be outside our control. These factors include, but are not limited to:

•	difficulties in managing the potentially diverse activities and operations of companies or businesses Atlas may acquire;

•	failure to leverage Atlas’ corporate structure to realize operational efficiencies and to cross-sell multiple products and services;

•	difficulties in reorganizing personnel, operations, networks and administrative functions;

•	unforeseen contingent risks, including lack of required capital resources, relating to Atlas’ corporate structure that may become apparent in the future; and

•	unexpected business disruptions.

If Atlas is unable to successfully realize the benefits of the new corporate structure that will be created pursuant to the holding company reorganization within the anticipated time frame, or at all, the anticipated benefits of the holding company reorganization may not be realized fully or at all or may take longer to realize than expected, Atlas may not perform as expected and the value of the Atlas common shares and Atlas preferred shares may be adversely affected.

As a holding company, Atlas will be dependent on the operations and funds of its subsidiaries.

Upon completion of the holding company reorganization and the Acquisition, Atlas will be a holding company with no business operations of its own and its only significant assets will be the outstanding stock in Seaspan and APR Energy. As a result, Atlas will rely on payments from its subsidiaries to meet its obligations. We currently expect that a significant portion of the cash flows of Seaspan, which will become a wholly owned subsidiary of Atlas upon the completion of the holding company reorganization, will be used by it in its operations, including to service Seaspan’s current as well as any future debt obligations. In addition, in the future, subsidiaries may be restricted in their ability to pay cash dividends or to make other distributions to Atlas, which may limit the payment of cash dividends or other distributions, if any, to the holders of Atlas shares. Future debt obligations of Atlas, in addition to statutory restrictions, may limit the ability of Atlas and its subsidiaries to pay dividends.

Atlas may not be able to successfully implement its growth strategy and to invest in or integrate new lines of business.

Immediately following the holding company reorganization and, if consummated in accordance the Acquisition Agreement, the Acquisition, Atlas’ assets will be its wholly owned subsidiaries, Seaspan and APR Energy. Atlas’ strategy to grow its business is dependent, in part, on its ability to invest in additional businesses. Atlas believes that acquisition opportunities may arise from time to time, and any such acquisition could be significant. Any acquisition could involve the payment by Atlas of a substantial amount of cash, the incurrence of a substantial amount of debt or the issuance of a substantial amount of equity. However, Atlas may not be able to obtain acceptable terms for the required financing for any such acquisition or investment that arises. In addition, Atlas may not be able to successfully identify target investments or consummate target acquisitions within the expected time line or budget.

Atlas’ future acquisitions could present a number of risks, including the risk of incorrect assumptions regarding the future results of acquired operations or assets or expected cost reductions or other synergies expected to be realized as a result of acquiring operations or assets, the risk of failing to successfully and timely integrate the operations or management of any acquired businesses or assets and the risk of diverting management’s attention from existing operations or other priorities. In addition, Atlas may not derive the expected financial returns on its investments in new businesses or such operations may not be profitable at all. Atlas cannot predict the effect that any failed expansion may have on its business. Regardless of whether Atlas is successful in identifying target investments, the negotiations for such investments could disrupt its ongoing business, distract management and increase its expenses. If Atlas is unable to successfully execute its plans for investing in new lines of business, whether as a result of unfavorable market conditions or otherwise, its future results of operations could be materially and adversely affected.

The holding company reorganization is subject to the approval of the Merger Agreement by holders of Seaspan common shares.

Before the holding company reorganization can be completed, holders of Seaspan common shares must adopt the Merger Agreement. There can be no assurance that this approval will be obtained. Failure to obtain the required approval may result in a material delay in, or the abandonment of, the holding company reorganization. Any delay in completing the holding company reorganization may materially adversely affect the timing and anticipated benefits that are expected to be achieved from the holding company reorganization.

The holding company reorganization is subject to the consent of Seaspan’s lenders and other financing sources.

Seaspan has obtained necessary consents to the holding company reorganization from almost all required lending syndicates. There can be no assurance that the outstanding consents will be obtained or that their receipt will not be subject to conditions (such as recourse to Atlas or other subsidiaries of Atlas, or partial prepayment). If the remaining consents are not received in a timely fashion, Seaspan may be required to prepay the financing and/or refinance the facility on less favorable terms.

Failure to complete the holding company reorganization could negatively impact the stock price and the future business and financial results of Seaspan.

If the holding company reorganization is not completed, Seaspan’s ongoing businesses may be adversely affected and, without realizing any of the benefits of having completed the holding company reorganization, Seaspan would be subject to a number of risks, including the following:

•	Seaspan may experience negative reactions from the financial markets, including negative impacts on its stock and bond prices, and from its customers, suppliers, financiers, regulators and employees;

•	Seaspan will be required to pay certain costs relating to the holding company reorganization, whether or not the holding company reorganization is completed; and

•

matters relating to the holding company reorganization require substantial commitments of time and resources by Seaspan management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Seaspan as an independent company.

If any of those risks materialize, they may adversely affect Seaspan’s businesses, financial condition, and results of operations.

Seaspan may choose to postpone or abandon the holding company reorganization.

Seaspan may postpone or abandon the holding company reorganization at any time prior to the Effective Time, even after the shareholders have approved the Merger Agreement at the Special Meeting, subject to the terms of the Acquisition Agreement providing that the Merger Agreement cannot be amended, modified or terminated in any manner that would result in an adverse effect on any Seller in the Acquisition. While Seaspan currently expects to complete the holding company reorganization as soon as practicable after obtaining shareholder approval of the Merger Agreement, the Seaspan board of directors may delay the holding company reorganization for a significant time or may abandon the holding company reorganization altogether after the Special Meeting (subject to the terms of the Acquisition Agreement) because, among other reasons, the holding company reorganization is no longer advisable or in the best interests of its shareholders or may not result in the benefits Seaspan expects, or its estimated cost of the holding company reorganization increases. Additionally, Seaspan may not be able to satisfy all of the other conditions to the completion of the holding company reorganization, including obtaining all consents necessary, desirable or appropriate in connection with the holding company reorganization and related transactions.

As a “foreign private issuer” under the rules and regulations of the SEC, Atlas is permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules.

Atlas will be, after the consummation of the holding company reorganization, considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. issuers. Moreover, Atlas will not be required to file periodic reports and financial statements with the SEC within the same time frames as U.S. companies with securities registered under the Exchange Act. Atlas will not be required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, Atlas’ officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Atlas’ securities.

Atlas could lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of Atlas’ outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of Atlas’ directors or executive officers are U.S. citizens or residents; (ii) more than 50% of Atlas’ assets are located in the United States; or (iii) Atlas’ business is administered principally in the United States. If Atlas loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, Atlas would likely incur substantial costs in fulfilling these additional regulatory requirements and members of Atlas’ management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

The expected withdrawal of the United Kingdom from the European Union, commonly referred to as “Brexit,” creates an uncertain political and economic environment in the United Kingdom and could have an adverse impact on the business, results of operation and financial condition of Atlas.

Upon completion of the holding company reorganization, Atlas will be U.K. tax resident and, consequently, subject to certain risks relating to the U.K. political and economic environment. In June 2016, the electorate in the U.K. voted to withdraw from the European Union (the “EU”) in a national referendum, commonly referred to as “Brexit.” Pursuant to a notice served under Article 50 of the Treaty on European Union on March 29, 2017, the U.K. gave notice that it would cease to be an EU Member State either on the effective date of a withdrawal agreement (entry into such a withdrawal agreement requires U.K. parliamentary approval) or, failing that, two years following the U.K.’s notification of its intention to leave the EU, referred to as the “Brexit Date,” unless the European Council (together with the U.K.) unanimously decides to extend the two year period.

In October 2019, the U.K. reached a provisional agreement with the E.U. (the “Withdrawal Agreement”) on transitional arrangements following Brexit (which are intended to enable the U.K. to remain within the EU single market and customs union for a transitional period through 2020), but this Withdrawal Agreement has not been endorsed by the U.K. House of Commons, and an extension to the Brexit Date was granted by the European Council to January 31, 2020.

At present, it is not possible to predict when the Brexit Date will occur or the nature of the future relationship the U.K. will have with the EU. Upon the consummation of the holding company reorganization, Atlas will be headquartered and tax resident in the U.K., and, depending on the terms of Brexit, Atlas may face new regulatory costs and challenges.

Future changes to tax laws could have an adverse impact on the business, results of operation and financial condition of Atlas.

Any change in tax law, interpretation or practice, or in the terms of tax treaties, in a jurisdiction where Atlas will be subject to tax upon the consummation of the holding company reorganization could increase the amount of tax payable by Atlas. In addition, the U.K. government, the Organization for Economic Co-operation and Development (the “OECD”), and other government agencies in jurisdictions where Atlas and its affiliates will do business upon the consummation of the holding company reorganization have had an extended focus on issues related to the taxation of multinational corporations. One example is the OECD’s “base erosion and profit shifting” project, which focuses on limiting the ability of companies to shift income, losses, and deductions based on relative tax rates. A number of tax authorities have indicated that they will consider reforms to their tax laws in response to this project, and on June 20, 2016 the EU Council adopted the Anti-Tax Avoidance Directive (EU) 2016/1164, which requires member states to implement certain of the OECD’s recommendations. As a result of the OECD project and the focus on the taxation of multi-national corporations, the tax laws in the U.K., and other countries in which Atlas and its affiliates will do business upon the consummation of the holding company reorganization could change on a prospective or retroactive basis, and any such changes could have an adverse impact on the business, results of operation and financial condition of Atlas.

If U.K. tax residency of Atlas is not established or maintained, the amount of tax payable by Atlas could increase, which could have an adverse impact on the business, results of operation and financial condition of Atlas

Upon the consummation of the holding company reorganization, Atlas intends to be tax resident only in the U.K., and, as a result, Atlas will be subject to U.K. tax rules. Such rules include the obligation to pay corporation tax, tax reporting requirements and anti-avoidance rules, such as the controlled foreign companies rules. Exemption from U.K. corporation tax may be available in respect of the receipt of dividends by Atlas if certain conditions are met.

In addition, as a company incorporated in the Republic of the Marshall Islands, Atlas will not automatically be treated as U.K. resident for tax purposes. The directors of Atlas intend to meet all requirements of U.K. tax residency for Atlas by establishing that central management and control will be carried out in the U.K. upon the consummation of the holding company reorganization. If tax residency is not established or maintained solely in the U.K. or if Atlas does not meet the conditions for the exemptions from the U.K. corporation tax in respect of dividends, the amount of tax payable by Atlas could increase, which could have an adverse impact on the business, results of operation and financial condition of Atlas. In addition, were Atlas to be treated as tax resident in an alternative and/or additional jurisdiction, this could increase the aggregate tax burden on Atlas and its shareholders.

Risks Related to the APR Energy Acquisition

The integration of APR Energy following the Acquisition will present challenges that may reduce the anticipated potential benefits of the Acquisition.

Atlas will face challenges in consolidating functions and integrating APR Energy’s organization, procedure and operations in a timely and efficient manner, as well as retaining key personnel. The integration of APR Energy will be complex and time-consuming due to the location of its corporate headquarters, the features of its project acquisition, execution and administration processes, and the size and complexity of its organization. The principal challenges will include the following:

•	integrating information systems and internal controls over accounting and financial reporting;

•	preserving significant business relationships;

•	quality system integration;

•	conforming standards, controls, procedures and policies, business cultures and compensation structures between Seaspan and APR Energy; and

•	retaining key employees.

The management of Atlas will have to dedicate effort to integrating APR Energy’s business during the integration process. These efforts could divert management’s focus and resources from Atlas’s Seaspan legacy business, corporate initiatives or strategic opportunities. If Atlas is unable to integrate APR Energy’s organizational procedures and operations in a timely and efficient manner, or at all, the value of Atlas’s common shares may be affected adversely. An inability to realize the full extent of the anticipated benefits of the transactions, as well as, any delays or adjustments or unplanned events encountered in the integration process, could also have an adverse effect upon the revenues, level of expenses and operating results of Atlas.

Uncertainties associated with the transactions may cause employees to leave APR Energy and may otherwise affect the future business and operations of Atlas.

Atlas’s success after completion of the transactions will depend in part upon its ability to retain key employees of APR Energy. Prior to and following the transactions, current and prospective employees of APR Energy may experience uncertainty about their future roles with Atlas and choose to pursue other opportunities, which could have an adverse effect on Atlas. If key employees depart, the integration of APR Energy may be more difficult and Atlas’s business following the transactions could be adversely affected.

The Acquisition is subject to conditions to closing, including certain conditions that may not be satisfied or completed on a timely basis, if at all.

Completion of the Acquisition is subject to certain closing conditions that make the completion and timing of the Acquisition uncertain. The conditions include, among others: the absence of any governmental order preventing the consummation of the Acquisition; receipt of consents required to be obtained or expiration of required waiting periods under applicable competition laws; and the consummation of the holding company reorganization described above. See “Entry into Acquisition Agreement.”

Although Seaspan, Atlas, the Sellers and Target have agreed in the Acquisition Agreement to use their commercially reasonable efforts to obtain the requisite approvals and consents, there can be no assurance that these approvals and consents will be obtained, and these approvals and consents may be obtained later than anticipated.

Failure to complete the transactions may negatively impact the share price of Atlas and its future business and financial results.

The Acquisition Agreement provides that either Seaspan or Sellers may terminate the Acquisition Agreement if the transactions are not completed on or before March 31, 2020.

If the Acquisition is not completed on a timely basis, Seaspan’s and APR Energy’s ongoing businesses may be adversely affected. If the Acquisition is not completed at all, Seaspan will be subject to a number of risks, including the following:

•	being required to pay costs and expenses relating to the Acquisition, such as legal, accounting, financial advisory and printing fees; and

•	time and resources committed by Seaspan’s management to matters relating to the Acquisition could otherwise have been devoted to pursuing other beneficial opportunities.

If the Acquisition is not completed, the price of Atlas’s common shares may decline to the extent that the current market price reflects a market assumption that the Acquisition will be completed and that the related benefits will be realized, or a market perception that the Acquisition was not completed due to an adverse change in Seaspan’s or APR Energy’s ongoing businesses.

Atlas will incur significant transaction and integration costs in connection with the transactions.

Seaspan expects that it and Atlas will pay significant transaction costs in connection with the Acquisition. These transaction costs include, but are not limited to, investment banking, legal and accounting fees and expenses, expenses associated with the new indebtedness that will be incurred in connection with the Acquisition to refinance APR Energy’s existing indebtedness and other related charges. A significant portion of the transaction costs will be incurred regardless of whether the transactions are consummated. Seaspan and Atlas will each generally pay their own costs and expenses in connection with the Acquisition. Atlas may also incur costs associated with integrating the operations of the two companies, and these costs could be significant and could have an adverse effect on Atlas’s future operating results. Although Seaspan expects that the realization of some efficiencies related to the integration of the two businesses should allow Atlas to offset incremental expenses over time, the net benefit may not be achieved in the near term, or at all.

While the Acquisition is pending, APR Energy will be subject to business uncertainties as well as contractual restrictions under the Acquisition Agreement that could have an adverse effect on its business.

Uncertainty about the effect of the Acquisition on APR Energy, its employees and business relationships may have an adverse effect on APR Energy and, consequently, on Atlas following the consummation of the Acquisition. These uncertainties could impair the ability of Atlas to retain and motivate key personnel until and after the consummation of the Acquisition and could cause third parties who deal with APR Energy to seek to change existing business relationships with them. If key employees depart or if third parties seek to change business relationships with APR Energy, APR Energy’s business following the consummation of the Acquisition could be adversely affected. In addition, the Acquisition Agreement restricts APR Energy, without Atlas’s consent and subject to certain exceptions, from making certain future acquisitions, partnerships and taking other specified actions until the Acquisition is completed or the Acquisition Agreement terminates. The Acquisition Agreement also obligates APR Energy to generally operate its business in the ordinary course, consistent with past practice until the consummation of the Acquisition or the termination of the Acquisition Agreement. These restrictions may prevent APR Energy from pursuing otherwise attractive business opportunities that may arise prior to completion of the Acquisition or termination of the Acquisition Agreement, or APR Energy from making changes to its business outside of the ordinary course.

Seaspan shareholders will have a reduced ownership and voting interest after completion of the Acquisition in Atlas and will exercise less influence over its management.

Seaspan shareholders currently have the right to vote in the election of the members of its board of directors and on other matters affecting Seaspan. Upon the completion of the Acquisition, each former Seaspan shareholder that has become a shareholder of Atlas pursuant to Seaspan’s holding company reorganization will have a percentage ownership of Atlas that is smaller than such shareholder’s percentage ownership of Seaspan immediately prior to the holding company reorganization. It is currently expected that, upon completion of the holding company reorganization and the Acquisition, Seaspan’s former shareholders (other than Fairfax) will hold approximately 49%, Sellers (other than Fairfax) will hold approximately 4%, and Fairfax will hold approximately 46%, of the outstanding shares of Atlas common shares, calculated on a fully-diluted basis. Because of this, Seaspan’s former shareholders will have somewhat less influence on the management and policies of Atlas than they now have on the management and policies of Seaspan.

The market price of Atlas common shares after the Acquisition may be affected by factors different from those currently affecting the market price of Seaspan common shares.

Seaspan’s and APR Energy’s businesses differ in a number of respects. As such, there is a risk that various factors, conditions and developments that would not affect each of their independent results of operations (including the share price of Seaspan) could negatively affect the price of Atlas common shares.

In connection with the Acquisition, Atlas may be required to take write-downs or write-offs, restructuring and impairment or other charges that could negatively affect the business, assets, liabilities, prospects, outlook, financial condition and results of operations of Atlas.

Although Seaspan has conducted due diligence in connection with the Acquisition, we cannot assure you that this diligence revealed all material issues that may be present, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Seaspan’s control will not later arise. Even if Seaspan’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Seaspan’s preliminary risk analysis. Further, as a result of the Acquisition, purchase accounting, and the proposed operation of the combined company going forward, Atlas may be required to take write-offs or write-downs, restructuring and impairment or other charges that could negatively affect the business, assets, liabilities, prospects, outlook, financial condition and results of operations of Atlas.

Risks Related to APR Energy’s Business

APR Energy has a recent history of net losses and may not achieve or sustain profitability.

APR Energy has a recent history of net losses. The extent of APR Energy’s future losses or profits is uncertain, and it may not achieve profitability. If APR Energy is unable to achieve and then maintain profitability, the market value of Atlas’s common shares will likely decline.

APR Energy is subject to extensive governmental regulation in a number of different jurisdictions, and its inability to comply with existing regulations or requirements or changes in applicable regulations or requirements may have a negative impact on its and Atlas’s business, results of operations or financial condition

APR Energy is subject to extensive regulation of its business in the United States, Argentina, Australia, Bangladesh, Mexico and in each of the other countries in which APR Energy operates. Such laws and regulations require licenses, permits and other approvals to be obtained in connection with the operations of APR Energy’s activities. This regulatory framework imposes significant actual, day-to-day compliance burdens, costs and risks on APR Energy. In particular, the power plants that APR Energy installs, commissions, operates, maintains and demobilizes are subject to strict national, state and local regulations relating to their development, construction and operation (including, among other things, land acquisition, leasing and use of land, and the corresponding building permits, landscape conservation, noise regulation, environmental protection and environmental permits and energy power transmission and distribution network congestion regulations). Non-compliance with such regulations could result in the revocation of permits, sanctions, fines or even criminal penalties. Compliance with regulatory requirements may result in substantial costs to APR Energy’s operations that may not be recovered. In addition, Seaspan cannot predict the timing or form of any future regulatory or law enforcement initiatives. Changes in existing energy, environmental and administrative laws and regulations may materially and adversely affect APR Energy’s, and therefore Atlas’s, business, margins and investments.

Further, similar changes in laws and regulations could increase the size and number of claims and damages asserted against APR Energy or subject APR Energy to enforcement actions, fines and even criminal penalties. In addition, changes in laws and regulations may, in certain cases, have retroactive effect and may cause APR Energy’s, and therefore Atlas’s, results of operations to be lower than expected.

APR Energy’s business is subject to stringent environmental regulation

APR Energy is subject to significant environmental regulation, which, among other things, requires it to obtain regulatory licenses, permits and other approvals and comply with the requirements of such licenses, permits and other approvals. There can be no assurance that:

•	governmental authorities will approve the issuance of such licenses, permits and other approvals;

•	public opposition will not result in delays, modifications to or cancellation of any proposed project or license; or

•	laws or regulations will not change or be interpreted in a manner that increases APR Energy’s costs of compliance or materially or adversely affects its operations or plants.

While Seaspan believes that APR Energy has implemented policies with regard to environmental regulation compliance, Seaspan can give no assurance that we APR Energy will continue to be in compliance or avoid material fines, penalties, sanctions and expenses associated with compliance issues in the future. Violation of such regulations may give rise to significant liability, including fines, damages, fees and expenses, and site closures. Generally, relevant governmental authorities are empowered to clean up and remediate releases of environmental damage and to charge the costs of such remediation and cleanup to the owners or occupiers of the property, the persons responsible for the release and environmental damage, the producer of the contaminant and other parties, or to direct the responsible parties to take such action. These governmental authorities may also impose a tax or other liens on the responsible parties to secure the parties’ reimbursement obligations.

Environmental regulation has changed rapidly in recent years, and it is possible that APR Energy will be subject to even more stringent environmental standards in the future. For example, APR Energy’s activities are likely to be covered by increasingly strict national and international standards relating to climate change and related costs, and may be subject to potential risks associated with climate change, which may have a material adverse effect on APR Energy’s, and therefore Atlas’s, business, financial condition or results of operations. Seaspan cannot predict the amounts of any increased capital expenditures or any increases in operating costs or other expenses that APR Energy may incur to comply with applicable environmental, or other regulatory, requirements, or whether these costs can be passed on to customers through product price increases.

APR Energy’s competitive position could be adversely affected by changes in technology, prices, industry standards and other factors

The markets in which APR Energy operates change rapidly because of technological innovations and changes in prices, industry standards, product instructions, customer requirements and the economic environment. New technology or changes in industry and customer requirements may render APR Energy’s existing power generation solutions obsolete, excessively costly or otherwise unmarketable. As a result, APR Energy must continuously enhance the efficiency and reliability of its existing technologies and seek to develop new technologies in order to remain at the forefront of industry standards and customer requirements. If APR Energy is unable to introduce and integrate new technologies into its power generation solutions in a timely and cost-effective manner, its competitive position will suffer and its prospects for growth will be impaired.

The delivery of APR Energy’s power generation solutions to its customers and its performance under its customer contracts may be adversely affected by problems related to its reliance on third-party contractors and suppliers

APR Energy’s customer contracts require services, equipment or software which it subcontracts to subcontractors or sources from third-party suppliers. The delivery of products or services which are not in compliance with the requirements of the subcontract, or the late supply of products and services, can cause APR Energy to be in default under its customer contracts. To the extent APR Energy is not able to transfer all of the risk or be fully indemnified by third-party contractors and suppliers, APR Energy may be subject to claims by its customers as a result of problems caused by a third-party that could have a material adverse effect on APR Energy’s, and therefore Atlas’s reputation, business, results of operations and financial condition.

APR Energy has international operations, including in emerging markets, that could be subject to economic, social and political uncertainties

APR Energy operates in a range of international locations, including Argentina, Australia, Bangladesh, Equatorial Guinea and Mexico, and expects to expand its operations into new locations in the future. Accordingly, APR Energy faces a number of risks associated with operating in different countries that may have a material adverse impact on its, and therefore Atlas’s business, financial condition and results of operations. These risks include, but are not limited to, adapting to the regulatory requirements of such countries, compliance with changes in laws and regulations applicable to foreign corporations, the uncertainty of judicial processes, and the absence, loss or non-renewal of favorable treaties, or similar agreements, with local authorities or political, social and economic instability, all of which can place disproportionate demands on APR Energy’s, and therefore Atlas’s management, as well as significant demands on APR Energy’s operational and financial personnel and business. As a result, Seaspan can provide no assurance that APR Energy’s future international operations will remain successful.

In addition, APR Energy conducts business in various emerging countries worldwide, including Argentina, Bangladesh, Equatorial Guinea and Mexico. APR Energy’s activities in these countries involve a number of risks that are more prevalent than in developed markets, such as economic and governmental instability, the possibility of significant amendments to, or changes in, the application of governmental regulations, the nationalization and expropriation of private property, payment collection difficulties, social problems, substantial fluctuations in interest and exchange rates, changes in the tax framework or the unpredictability of enforcement of contractual provisions, currency control measures limits on the repatriation of funds and other unfavorable interventions or restrictions imposed by public authorities. For example, APR Energy’s contracts in Argentina and Bangladesh are denominated in U.S. dollars and payable in local currency at the exchange rate on or immediately prior to the payment date. In the event of a rapid devaluation or tightening of exchange or currency controls, such as those imposed by the Argentine central bank in the period since mid-August 2019, APR Energy may not be able to exchange the local currency for the agreed dollar amount, which could affect its, and therefore Atlas’s, liquidity position. Governments in Latin America frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions in certain Latin American countries to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. In addition, in recent years, political upheaval, civil unrest and, in some cases, regime change and armed conflict, have occurred in certain countries in the Africa. Such events have increased political instability and economic uncertainty in certain countries where APR Energy currently operates or may seek to operate.

Although APR Energy’s activities in emerging markets are not concentrated in any specific country (other than Argentina and Bangladesh), the occurrence of one or more of these risks in a country or region in which APR Energy operates could have a material adverse effect on APR Energy’s, and therefore our, business, financial condition and results of operations.

APR Energy could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws

The U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to officials or others for the purpose of obtaining or retaining business. APR Energy’s policies mandate compliance with these anti-bribery laws. APR Energy operates in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. Seaspan has been advised that APR Energy trains its personnel concerning anti-bribery laws and issues, and also informs its partners, subcontractors, suppliers, agents and others who work for APR Energy or on its behalf that they must comply with anti-bribery law requirements. Seaspan has been advised that APR Energy has procedures and controls in place to monitor compliance. Seaspan cannot assure that APR Energy’s and its internal controls and procedures always will protect APR Energy from the possible reckless or criminal acts committed by its employees or agents. If APR Energy is found to be liable for anti-bribery law violations (either due to its own acts or its inadvertence, or due to the acts or inadvertence of others including its partners, agents, subcontractors or suppliers), APR Energy could suffer from criminal or civil penalties or other sanctions, including contract cancellations or debarment, and loss of reputation, any of which could have a material adverse effect on its business. Litigation or investigations relating to alleged or suspected violations of anti-bribery laws, even if ultimately such litigation or investigations demonstrate that APR Energy did not violate anti-bribery laws, could be costly and could divert management’s attention away from other aspects of its business.

APR Energy’s power plants are inherently dangerous workplaces at which hazardous materials are handled. If APR Energy fails to maintain safe work environments or causes any damage, it can be exposed to significant financial losses, as well as civil and criminal liabilities

APR Energy’s installation, construction, commissioning, operation, maintenance and dismantling activities in connection with the delivery of its power solutions to its customers often put its employees and others in close proximity with large pieces of mechanized equipment, moving vehicles, manufacturing or industrial processes, heat or liquids stored under pressure and highly regulated materials. On most projects and at most facilities, APR Energy is responsible for safety and, accordingly, must implement safe practices and safety procedures. If APR Energy fails to design and implement such practices and procedures or if the practices and procedures it implements are ineffective, its employees and others may become injured and its and others’ property may become damaged. Unsafe work sites also have the potential to increase employee turnover, increase the cost of a project to APR Energy’s customers or the operation of a facility, and raise APR Energy’s operating costs. Any of the foregoing could result in financial losses, which could have a material adverse impact on APR Energy’s, and therefore Atlas’s, business, financial condition and results of operations.

In addition, APR Energy’s installation, construction, commissioning, operation, maintenance and dismantling activities in connection with the delivery of its power solutions to its customers can involve the handling of hazardous and other highly regulated materials, which, if improperly handled or disposed of, could subject APR Energy to civil and criminal liabilities. APR Energy is also subject to regulations dealing with occupational health and safety. Although Seaspan has been informed that APR Energy maintains functional groups whose primary purpose is to ensure it implements effective health, safety, and environmental work procedures throughout its organization, including construction sites and maintenance sites, the failure to comply with such regulations could subject APR Energy to liability. In addition, APR Energy may incur liability based on allegations of illness or disease resulting from exposure of employees or other persons to hazardous materials that APR Energy handles or are present in its workplaces.

Seaspan believes that APR Energy’s safety record is critical to APR Energy’s reputation. Many of APR Energy’s customers require that it meet certain safety criteria to be eligible to bid for contracts, and many contracts provide for automatic termination or forfeiture of some, or all, of its contract fees or profit in the event it fails to meet certain measures. As a result, APR Energy’s failure to maintain adequate safety standards could result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on its, and therefore Atlas’s business, financial condition and results of operations.

APR Energy’s business may be adversely affected by catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of its plants, facilities and construction sites

If one or more of APR Energy’s plants, facilities or construction sites were to be subject in the future to fire, flood or a natural disaster, adverse weather conditions, terrorism, power loss or other catastrophe, or if unexpected geological or other adverse physical conditions were to develop at any of its plants, facilities or construction sites, APR Energy may not be able to carry out its business activities at that location or such operations could be significantly reduced. This could result in lost revenue at these sites during the period of disruption and costly remediation, which could have a material adverse effect on APR Energy’s, and therefore Atlas’s business, financial condition and results of operations. In addition, it is possible that its plants could be affected by criminal or terrorist acts. Any such acts could have a material adverse effect on APR Energy’s, and therefore Atlas’s, business, financial condition and results of operations.

Our insurance may be insufficient to cover relevant risks of operating APR Energy’s business and the cost of our insurance may increase

APR Energy’s business is exposed to the inherent risks in the markets in which it operates. Although we are informed that APR Energy seeks to obtain appropriate insurance coverage in relation to the principal risks associated with its business, we cannot guarantee that such insurance coverage is, or will be, sufficient to cover all of the possible losses we may face in the future following the completion of the Acquisition If APR Energy were to incur a serious uninsured loss or a loss that significantly exceeded the coverage limits established in its insurance policies, the resulting costs could have a material adverse effect on APR Energy’s, and therefore Atlas’s, business, financial condition and results of operations.

In addition, APR Energy’s insurance policies are subject to review by its insurers. If the level of premiums were to increase in the future, or certain types of insurance coverage were to become unavailable, APR Energy might not be able to maintain insurance coverage comparable to those that are currently in effect at comparable cost, or at all. If APR Energy were unable to pass any increase in insurance premiums on to its customers, such additional costs could have a material adverse effect on APR Energy’s, and therefore Atlas’s, business, financial condition and results of operations.

Unauthorized use of APR Energy’s proprietary technology by third parties may reduce the value of its services and brand, and impair its ability to compete effectively

APR Energy relies across its business on a combination of trade secret and intellectual property laws, non-disclosure and other contractual agreements and technical measures to protect its proprietary rights. These measures may not be sufficient to protect its technology from third-party infringement and, notwithstanding any remedies available, could subject it to increased competition or cause it to lose market share. In addition, these measures may not protect it from the claims of employees and other third parties. APR Energy also faces risks with respect to the protection of its proprietary technology because the markets where its services are sold include jurisdictions that provide less protection for intellectual property than is provided under the laws of the United States or the European Union. Unauthorized use of APR Energy’s intellectual property could weaken its competitive position, reduce the value of its services and brand, and harm its, and therefore Atlas’s, business, financial condition and results of operations.

APR Energy’s business may suffer if it is sued for infringing upon the intellectual property rights of third parties

APR Energy is subject to the risk of adverse claims and litigation alleging its infringement of the intellectual property rights of others. In the future, third parties may assert infringement claims, alleging infringement by APR Energy’s current, or future, services or solutions. These claims may result in protracted and costly litigation, may subject APR Energy to liability if it is found to have infringed upon third parties’ intellectual property rights, and, regardless of the merits or ultimate outcome, may divert management’s attention from the operation of its business.

Failure by APR Energy to successfully defend against claims made against it by customers, suppliers or subcontractors, or failure by it to recover adequately on claims made against customers, suppliers or subcontractors, could materially adversely affect its, and therefore, our business, financial condition and results of operations

APR Energy’s projects generally involve complex engineering, procurement of supplies and construction management. APR Energy may encounter difficulties in the engineering, equipment delivery, schedule changes and other factors, some of which are beyond its control, that affect its ability to complete the project in accordance with the original delivery schedule or to meet the contractual performance obligations. In addition, APR Energy relies on third-party partners, equipment manufacturers and subcontractors to assist it with the completion of its contracts. As such, claims involving customers, suppliers and subcontractors may be brought against APR Energy, and by it, in connection with its project contracts. Claims that may be brought against APR Energy include back charges for alleged defective or incomplete work, breaches of warranty and/or late completion of the project and claims for cancelled projects. The claims and back charges can involve actual damages, as well as contractually agreed upon liquidated sums. Claims brought by APR Energy against customers include claims for additional costs incurred in excess of current contract provisions arising out of project delays and changes in the previously agreed scope of work. Claims between APR Energy’s and its suppliers, subcontractors and vendors include claims like any of those described above. These project claims, if not resolved through negotiation, are often subject to lengthy and expensive litigation or arbitration proceedings. Charges associated with claims could materially adversely affect APR Energy’s, and therefore our, business, financial condition and results of operations.

The nature of APR Energy’s operations exposes it to potential liability claims and contract disputes which may reduce its profits

APR Energy engages in operations where failures in design, construction or systems can result in substantial injury or damage to third parties. In addition, the nature of its activities results in customers, subcontractors and vendors occasionally presenting claims against it for recovery of cost they incurred in excess of what they expected to incur, or for which they believe they are not contractually liable. APR Energy has been, and may in the future, be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to its projects or other matters. These claims generally arise in the normal course of APR Energy’s business. When it is determined that APR Energy has liability, it may not be covered by insurance or, if covered, the financial amount of these liabilities may exceed its policy limits.

Where to Find Additional Information

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Atlas will file a registration statement that includes a preliminary proxy statement/prospectus and other relevant documents in connection with the Proposed Reorganization. SEASPAN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, WHEN FILED, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN FILED AND MAILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. The definitive proxy statement/prospectus will be mailed to the holders of Seaspan shares prior to the Special Meeting. In addition, investors may obtain a free copy of the preliminary proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization, from the SEC at the SEC’s website at http://www.sec.gov after such documents have been filed with the SEC. In addition, after such documents have been filed with the SEC, copies of the preliminary proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization can be obtained without charge by accessing them on Seaspan’s web site at http://www.seaspancorp.com or by contacting Seaspan Investor Relations at the address below:

Investor Inquiries:

Mr. Matt Borys

Investor Relations

Seaspan Corporation

Tel. +1-778-328-5340

Email: IR@seaspanltd.ca

Cautionary Note Regarding Forward-Looking Statements

This report contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the proposed holding company reorganization and the benefits arising therefrom in terms of creating a leading global asset manager and the proposed Acquisition and the benefits arising therefrom in terms of growth potential and high returns on invested capital. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this report. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: potential for delays in the consummation of the proposed holding company reorganization and the proposed Acquisition;; challenges in integrating the operations of APR Energy; the possibility that we might not recognize the benefits of the Acquisition in terms of growth potential and high returns on invested capital; and the risk factors relating to the holding company reorganization and the Acquisition and the APR Business set forth above under “—Risk Related to the Holding Company Reorganization,”“—Risk Related to APR Energy Acquisition” and “—Risk Factors Related to APR Energy’s Business”; and other factors detailed from time to time in our periodic reports and filings with the Securities and Exchange Commission, including Seaspan’s Annual Report on Form 20-F for the year ended December 31, 2018 and Seaspan’s Report of Foreign Private Issuer on Form 6-K with the information for the quarter ended September 30, 2019. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

Exhibit Index

Exhibit Number	Description

4.1	Agreement and Plan of Merger, dated as of November 20, 2019, by and among Seaspan Corporation, Atlas Corp., and Seaspan Holdco V Ltd.

4.2	Acquisition Agreement, dated as of November 20, 2019, among Seaspan Corporation, Atlas Corp., Fairfax Financial Holdings Limited and certain affiliated companies (together, “Fairfax”), Albright Capital Management LLC (“ACM”), certain other shareholders of Apple Bidco Limited (“Target”) (together with ACM and Fairfax, “Sellers”), Target, Atlas Corp. and Fairfax Financial Holdings Limited, as representative of Sellers.

99.1	Press release dated November 21, 2019 and titled “Seaspan Announces Proposed Holding Company Reorganization Forming Atlas Corp., a Leading Global Asset Manager, Enters into Agreement to Acquire APR Energy in $750 Million Transaction.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: November 22, 2019	By:	/s/ Ryan Courson
Ryan Courson
Chief Financial Officer
(Principal Financial and Accounting Officer)